ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue
Vancouver, British Columbia V5T 1A4
Tel: (604) 428-7656
Email: info@electrameccanica.com

February 5, 2018

Re: Special Meeting of Shareholders of Electrameccanica Vehicles Corp.
to be held on March 15, 2018 (the "Meeting")

I, Kulwant Sandher, Chief Financial Officer and Corporate Secretary of Electrameccanica Vehicles Corp. (the "Company"), hereby certify that:

  arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the "Instrument"), to all beneficial owners at least 21 days before the date fixed for the Meeting;

  arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

  the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

Electrameccanica Vehicles Corp.

Per:

/s/ "Kulwant Sandher"

     Kulwant Sandher,
     Chief Financial Officer and Corporate Secretary